UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LORAL SPACE & COMMUNICATIONS INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

543881106

(CUSIP Number)

DECEMBER 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 543881106

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). ECHOSTAR CORPORATION I.R.S. Employer Identification No. 26-1232727

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 779,542

	6	Shared Voting Power 0

	7	Sole Dispositive Power 779,542

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 779,542

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.67% (1)

12	Type of Reporting Person CO

(1)           The percentage is calculated based on 21,247,588 shares of voting common stock (“Shares”) of Loral Space & Communications Inc. (the “Issuer”) outstanding as of October 31, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed by the Issuer with the Securities and Exchange Commission on November 14, 2012.

SCHEDULE 13G

CUSIP No. 543881106

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). Charles W. Ergen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 835,920 (2)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 835,920 (2)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 835,920 (2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.93% (3)

12	Type of Reporting Person IN

(2)                                 Includes 779,542 Shares held by EchoStar Corporation (“EchoStar”).  A substantial majority of the voting power of the shares of EchoStar is owned beneficially by Charles W. Ergen or by certain trusts established by Mr. Ergen for the benefit of his family.

(3)                                 The percentage is calculated based on 21,247,588 Shares outstanding as of October 31, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed by the Issuer with the Securities and Exchange Commission on November 14, 2012.

SCHEDULE 13G

CUSIP No. 543881106

Item 1(a)	Name of Issuer: Loral Space & Communications Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 600 Third Avenue New York, New York 10016

Item 2(a)

Name of Person Filing:
EchoStar Corporation

Charles W. Ergen (“Mr. Ergen” and, together with EchoStar, the “Reporting Persons”)

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Items 2(b), (c)

Address of Principal Business Office or, If None, Residence; Citizenship of Reporting Persons
The principal business address of EchoStar is 100 Inverness Terrace East, Englewood, Colorado 80112.  EchoStar is a Nevada corporation.

The principal business address of Mr. Ergen is 9601 S. Meridian Blvd., Englewood, Colorado 80112.  Mr. Ergen is a citizen of the United States.

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 Par Value Per Share
Item 2(e)	CUSIP Number: 543881106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

SCHEDULE 13G

CUSIP No. 543881106

Item 4.	Ownership
(a) Amount beneficially owned: EchoStar: 779,542 Mr. Ergen: 835,920
(b) Percent of class: EchoStar: 3.67% Mr. Ergen: 3.93%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: EchoStar: 779,542 Mr. Ergen: 835,920
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: EchoStar: 779,542 Mr. Ergen: 835,920
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

SCHEDULE 13G

CUSIP No. 543881106

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.  In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated:  February 14, 2013

ECHOSTAR CORPORATION			CHARLES W. ERGEN

By:	/s/ Dean A. Manson		/s/ Charles W. Ergen
	Name:	Dean A. Manson	Name: Charles W. Ergen
	Title:	Executive Vice President,
General Counsel and Secretary